SECURITI[illegible] ON

05036620

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

244 California Street
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400 (Address) Denver (City) CO (State) 80203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Quinn, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Q Advisors, LLC as of December 31, 2004 and 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael S. Quinn, Member

Notary Public

Notary Public Number

October 31, 2008

My commission expires on

Q Advisors LLC
December 31, 2004 and 2003

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
Q Advisors LLC
San Francisco, California
Denver, Colorado

We have audited the accompanying statements of financial condition of Q Advisors LLC as of December 31, 2004 and 2003, and the related statements of operations, members' capital and cash flows for the year ended December 31, 2004, and the period November 17, 2003 to December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Advisors LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, and the period November 17, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 15, 2005

Q Advisors LLC

Statements of Financial Condition

December 31, 2004 and 2003

Assets

		2004		2003
Cash	$	23,438	$	23,500
Accounts receivable, net of allowance; 2004 – $0, 2003 – $42,864		49,772		114,334
Furniture and equipment, at cost, net of accumulated depreciation; 2004 – $4,455, 2003 – $699		21,107		1,971
	$	94,317	$	139,805

Liabilities and Members' Capital

		2004		2003
Liabilities				
Accounts payable	$	2,804	$	13,392
Deferred revenues		-		30,000
		2,804		43,392
Members' Capital		91,513		96,413
	$	94,317	$	139,805

Q Advisors LLC
Statements of Operations
Year Ended December 31, 2004 and the Period November 17, 2003 to December 31, 2003

	2004	2003
Revenues		
Financial advisory fees	$ 2,881,381	$ 102,400
Reimbursed direct client costs	116,258	17,068
	2,997,639	119,468
Expenses		
Management fees	1,670,306	234,535
Employee compensation and benefits	1,093,740	9,796
Direct client costs	101,306	13,469
Other general and administrative expenses	131,187	15,315
	2,996,539	273,115
Net Income (Loss)	$ 1,100	$ (153,647)

See Notes to Financial Statements

Q Advisors LLC

Statements of Members' Capital

Year Ended December 31, 2004 and the Period November 17, 2003 to December 31, 2003

	2004	2003
Balance, Beginning of the Period	$ 96,413	$ 250,060
Net income (loss)	1,100	(153,647)
Distributions to member	(6,000)	-
Balance, End of the Period	$ 91,513	$ 96,413

Q Advisors LLC

Statements of Cash Flows

Year Ended December 31, 2004 and the Period November 17, 2003 to December 31, 2003

	2004	2003
Operating Activities		
Net income (loss)	$ 1,100	$ (153,647)
Items not requiring cash		
Depreciation	3,756	74
Deferred revenues	(30,000)	(32,124)
Changes in		
Accounts receivable	64,562	(26,561)
Accounts payable	(10,588)	6,989
Net cash provided by (used in) operating activities	28,830	(205,269)
Investing Activities		
Purchase of furniture and equipment	(22,892)	-
Net cash used in investing activities	(22,892)	-
Financing Activities		
Distribution to member	(6,000)	-
Net cash used in financing activities	(6,000)	-
Decrease in Cash	(62)	(205,269)
Cash, Beginning of Period	23,500	228,769
Cash, End of Period	$ 23,438	$ 23,500

Q Advisors LLC

Notes to Financial Statements

December 31, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. The Company extends unsecured credit to its customers, with credit extended to four customers exceeding 93% and 99% of accounts receivable at December 31, 2004 and 2003, respectively. Because of the services provided, it is expected that the Company will have significant changes in the make-up of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers."

Reporting Period

The Company's registration as a broker-dealer with the SEC became effective on November 17, 2003. The Division of Market Regulation waived the Company's requirement to file audited financial statements as of December 31, 2003. However, the Division of Market Regulation required the Company, in its annual report for the year ended December 31, 2004, to cover the period from November 17, 2003, the effective date of the Company's registration with the SEC, to December 31, 2004. As required by the Division of Market Regulation, the accompanying financial statements are for the year ended December 31, 2004 and the period November 17, 2003 to December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is both computed using the straight-line method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Deferred revenues consist of amounts billed for services not yet provided.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

Note 2: Related Party Transactions

The Company pays a monthly management fee to a related party through common ownership. The amount of the management fee is determined by the members of the Company. For the year ended December 31, 2004, and the period November 17, 2003 to December 31, 2004, the amount paid to the related party was approximately $2,217,000 and $258,000, respectively. The Company allocates a certain portion of these payments to employee compensation and benefits, and other general and administrative expenses based on expenses paid on behalf of the Company by the related party. The remaining amounts are recorded as management fees expense. As of December 31, 2004 and 2003, all accounts payable are to related parties for reimbursement of direct client costs.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $20,634, which was $15,634 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital and net capital requirements of $10,108, which was $5,108 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1 and 1.32 to 1 at December 31, 2004 and 2003, respectively.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Q Advisors LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2004 and 2003

	2004	2003
Net Capital		
Total members' capital	$ 91,513	$ 96,413
Deduct		
Non-allowable assets		
Accounts receivable, net of payables to same parties	(49,772)	(84,334)
Furniture and equipment, net	(21,107)	(1,971)
	(70,879)	(86,305)
Net capital	$ 20,634	$ 10,108
Aggregate Indebtedness		
Items included in the statement of financial condition		
Accounts payable	$ 2,804	$ 13,392
Total aggregate indebtedness	$ 2,804	$ 13,392
Minimum Net Capital Required	$ 5,000	$ 5,000
Capital in Excess of Minimum Requirement	$ 15,634	$ 5,108
Ratio of Aggregate Indebtedness to Net Capital	.14 to 1	1.32 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2004 and 2003. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control

Independent Accountants' Report on Internal Control

Board of Directors
Q Advisors LLC
San Francisco, California
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Q Advisors LLC (the Company) for the year ended December 31, 2004, and the period November 17, 2003 to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance 'hat assets for which the Company has responsibility are safeguarded against loss from ıuthorized use or disposition and that transactions are executed in accordance with ıgement's authorization and recorded properly to permit the preparation of financial ıents in accordance with generally accepted accounting principles. Rule 17a-5(g) lists ɔnal objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 15, 2005